SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Maravai LifeSciences Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

56600D107
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56600D107	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Point72 Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,026,749 shares of Class A common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,026,749 shares of Class A common stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,026,749 shares of Class A common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 56600D107	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Point72 Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,026,749 shares of Class A common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,026,749 shares of Class A common stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,026,749 shares of Class A common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 56600D107	13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Point72 Europe (London) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,660,378 shares of Class A common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,660,378 shares of Class A common stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,660,378 shares of Class A common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 56600D107	13G/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,687,127 shares of class A common stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,687,127 shares of class A common stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,687,127 shares of class A common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 56600D107	13G/A	Page 6 of 8 Pages

Item 1(a).	Name of Issuer.
Maravai LifeSciences Holdings, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices.
10770 Wateridge Circle, Suite 200, San Diego, California 92121.

Item 2(a).	Name of Person Filing.
This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset Management”) with respect to shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of the Issuer held by an investment fund it manages; (ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to Class A Common Stock held by an investment fund managed by Point72 Asset Management; (iii) Point72 Europe (London) LLP (“Point72 Europe (London)”) with respect to Class A Common Stock held by an investment fund it manages; and (iv) Steven A. Cohen (“Mr. Cohen”) with respect to Class A Common Stock beneficially owned by Point72 Asset Management, Point72 Capital Advisors Inc., and Point72 Europe (London).

Cubist Systematic Strategies, LLC, an advisor under common control with Point72 Asset Management, acts as a sub-advisor with respect to a portion of the Class A Common Stock reported herein.

Item 2(b).	Address of Principal Business Office.
The address of the principal business office of (i) Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902; and (ii) Point72 Europe (London) is 8 St. James’s Square, London, United Kingdom, SW1Y 4JU.

Item 2(c).	Place of Organization.
Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Point72 Europe (London) is a limited liability partnership incorporated in England and Wales. Mr. Cohen is a United States citizen.

Item 2(d).	Title of Class of Securities.
Class A Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number.
56600D107

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:
Not applicable.

CUSIP No. 56600D107	13G/A	Page 7 of 8 Pages

Item 4.	Ownership.
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on September 30, 2024.

Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Europe (London), and Mr. Cohen own directly no Class A Common Stock. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by an investment fund it manages. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Pursuant to an investment management agreement, Point72 Europe (London) maintains investment and voting power with respect to the securities held by an investment fund it manages. Mr. Cohen controls each of Point72 Asset Management, Point72 Capital Advisors Inc., and Point72 Europe (London). The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Common Stock reported herein.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
See Item 2(a).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 56600D107	13G/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024
POINT72 ASSET MANAGEMENT, L.P.

	By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.

	By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 EUROPE (LONDON) LLP

By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN

By:	/s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person